July 26, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunication
100 F Street, N.E.
Washington, DC 20549

Attention:	Christie Wong Kathryn Jacobson

Re:	Integrated Media Technology Ltd Form 20-F for the Year Ended December 31, 2018 Filed May 15, 2019 File No. 001-38018

Dear Madam,

We refer to the letter from you dated June 28, 2019 in respect to Integrated Media Technology Limited (the "Company" or "IMT") and our Form 20-F filed on May 15, 2019.

We hereby respond the comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The numbered paragraphs below correspond to the numbered comments in the Staff's letter and Staff's comments are presented in bold italics.

1.	Risks Relating to our Organization Our Independent registered public accounting firm's audit documentation ... may include audit documentation located in China ... page 15

We have enquired to our current auditor, Ramirez Jimenez International CPAS ("RJI") based in Irvine, California and they have confirmed the following:

a)	All of RJI's working papers are in Irvine, California. There are no workpapers located in China.

b)	RJI conducted their audit in Hong Kong and Irvine, California. They did not conduct their fieldwork in China, except for the observation of our physical inventories. In this regard, RJI utilized the services of an affiliate firm in Hong Kong to conduct the physical count in China. These workpapers were submitted by the affiliate firm to RJI.

c)	The use of another firm (i.e., an associated firm) by RJI was limited to the observation of our physical inventories. These procedures constituted in insignificant portion of the entire audit and was performed by an associated firm whose work was acceptable to RJI.

This risk factor was also presented in the Form 20F for the Year Ended 31 December 2017 when our auditor HKCMCPA Limited, a firm based in Hong Kong was our independent registered public accounting firm. As we have referenced the 2017 audited financial statements in our comparative numbers in our 2018 audited financial statements, we have therefore maintained this risk statement in our Form 20-F.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

2. Note 16. Intangible Asset and Goodwill, page F-24

The key assumptions underlying the value in use of the cash generating unit including average growth rates of approximately 70% associated with cash flows for years 2-5 based on industry growth forecasts. Addressing IAS 36 we provide the following:

a)	The value in use reflects the present value of expected future cash flows, that is, the weighted average of all possible outcomes.

b)	The 70% average growth rates compared to the 19.4% CAGR of the global 3D Display market (Source Grand View Research Inc.)

Our sales forecast is based on our sales plan for the specific target market and application which is higher than the overall market growth of 19.4% CAGR for the global 3D Display market. Further, our revenue in 2018 was relatively low as the products were still under development and modification. With this small number as the base, the calculated growth rates will be magnified when our products are launched into the new market segment. In addition, in line with IAS 36.30, we integrated our expectations about possible variations in the amount or timing of future cash flows by applying probability factors to reduce our forecast to what we believe is achievable and reasonable.

c)	Our growth rate assumptions for projected cash flows beyond the periods covered by the most recent budgets/forecasts considers various factors including continual products costs down, technology advancement, and product mix factors We have determined the perpetuity growth rates range between the historical inflation rate of 2 - 3% and the historical GDP growth rate in our markets of 4 - 5%. After considering the above, the management adopted a relatively conservative rate of 3% as the terminal growth rate in this modelling.

Yours sincerely

/S/Cecil Ho

______________________________

Cecil Ho

Chief Financial Officer

cc. Ramirez Jimenez International CPAS

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 2 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE